

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

Via E-mail
Mr. David Lyle
Chief Financial Officer
Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121

      Re: Entropic Communications, Inc.
            Form 10-K for the fiscal year ended December 31, 2010
            Filed February 3, 2011
            File No. 001-33844

Dear Mr. Lyle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Brian Cascio

                Brian Cascio
                Accounting Branch Chief